UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 24, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2011
Assets
Cash and Due from Banks	¥	*8	6,163,627
Call Loans and Bills Purchased			270,608
Receivables under Resale Agreements			7,512,195
Guarantee Deposits Paid under Securities Borrowing Transactions			6,118,870
Other Debt Purchased			1,564,197
Trading Assets		*2*8	15,504,498
Money Held in Trust			75,028
Securities		*1*8*15	47,554,498
Loans and Bills Discounted		*3*4*5*6*7*8*9	61,731,606
Foreign Exchange Assets		*7	1,022,902
Derivatives other than for Trading Assets			5,685,544
Other Assets		*8	3,261,898
Tangible Fixed Assets		*8*10*11	931,819
Intangible Fixed Assets			491,172
Deferred Tax Assets			450,982
Customers’ Liabilities for Acceptances and Guarantees			3,667,333
Reserves for Possible Losses on Loans			(719,893)
Reserve for Possible Losses on Investments			(11)

Total Assets	¥		161,286,878

	Millions of yen
	As of September 30, 2011
Liabilities
Deposits	¥	*8	77,332,871
Negotiable Certificates of Deposit			11,160,993
Debentures			25,932
Call Money and Bills Sold		*8	5,426,361
Payables under Repurchase Agreements		*8	11,505,439
Guarantee Deposits Received under Securities Lending Transactions		*8	8,698,140
Commercial Paper			348,164
Trading Liabilities			9,155,347
Borrowed Money		*8 *12	12,299,213
Foreign Exchange Liabilities			170,441
Short-term Bonds			570,796
Bonds and Notes		*13	4,908,393
Due to Trust Accounts			997,173
Derivatives other than for Trading Liabilities			4,942,866
Other Liabilities			3,333,057
Reserve for Bonus Payments			29,722
Reserve for Employee Retirement Benefits			36,312
Reserve for Director and Corporate Auditor Retirement Benefits			1,993
Reserve for Possible Losses on Sales of Loans			686
Reserve for Contingencies			14,813
Reserve for Reimbursement of Deposits			16,089
Reserve for Reimbursement of Debentures			15,245
Reserves under Special Laws			1,212
Deferred Tax Liabilities			12,719
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	96,625
Acceptances and Guarantees			3,667,333

Total Liabilities			154,767,949

Net Assets
Common Stock and Preferred Stock			2,254,972
Capital Surplus			1,109,779
Retained Earnings			1,249,339
Treasury Stock			(12,712)

Total Shareholders’ Equity			4,601,378

Net Unrealized Gains (Losses) on Other Securities			(152,381)
Deferred Gains or Losses on Hedges			87,230
Revaluation Reserve for Land		*10	135,088
Foreign Currency Translation Adjustments			(103,281)

Total Accumulated Other Comprehensive Income			(33,343)

Stock Acquisition Rights			1,019
Minority Interests			1,949,875

Total Net Assets			6,518,929

Total Liabilities and Net Assets	¥		161,286,878

(2)	CONSOLIDATED STATEMENTS OF INCOME AND
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the six months ended September 30, 2011
Ordinary Income	¥		1,344,326
Interest Income			693,324
Interest on Loans and Bills Discounted			435,294
Interest and Dividends on Securities			167,052
Fiduciary Income			24,507
Fee and Commission Income			267,300
Trading Income			87,688
Other Operating Income			187,294
Other Ordinary Income		*1	84,210
Ordinary Expenses			1,087,858
Interest Expenses			158,175
Interest on Deposits			49,672
Interest on Debentures			339
Fee and Commission Expenses			55,968
Other Operating Expenses			55,429
General and Administrative Expenses			636,777
Other Ordinary Expenses		*2	181,507

Ordinary Profits			256,467

Extraordinary Gains		*3	91,443
Extraordinary Losses		*4	4,277

Income before Income Taxes and Minority Interests			343,634

Income Taxes:
Current			21,043
Deferred			25,991
Total Income Taxes			47,034
Net Income before Minority Interests			296,599
Minority Interests in Net Income			41,933

Net Income	¥		254,665

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

Millions of yen
For the six months ended September 30, 2011
Income before Minority Interests	¥ 296,599
Other Comprehensive Income	(119,070)
Net Unrealized Gains (Losses) on Other Securities	(136,627)
Deferred Gains or Losses on Hedges	18,788
Foreign Currency Translation Adjustments	(516)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(714)

Comprehensive Income	177,529

Comprehensive Income Attributable to Owners of the Parent	143,034
Comprehensive Income Attributable to Minority Interests	34,495

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen
For the six months ended September 30, 2011
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥343,634
Depreciation	79,746
Losses on Impairment of Fixed Assets	1,029
Amortization of Goodwill	1,201
Gains on Negative Goodwill Incurred	(91,180)
Equity in (Income) from Investments in Affiliates	(82)
Increase (Decrease) in Reserves for Possible Losses on Loans	(28,605)
Increase (Decrease) in Reserve for Possible Losses on Investments	(14)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	288
Increase (Decrease) in Reserve for Contingencies	(206)
Increase (Decrease) in Reserve for Bonus Payments	(8,915)
Increase (Decrease) in Reserve for Employee Retirement Benefits	674
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(245)
Increase (Decrease) in Reserve for Reimbursement of Deposits	860
Increase (Decrease) in Reserve for Reimbursement of Debentures	1,901
Interest Income - accrual basis	(693,324)
Interest Expenses - accrual basis	158,175
Losses (Gains) on Securities	(24,277)
Losses (Gains) on Money Held in Trust	6
Foreign Exchange Losses (Gains) - net	396,334
Losses (Gains) on Disposition of Fixed Assets	1,873
Losses (Gains) on Securities Related to Employees’ Retirement Benefits Trust	1,416
Decrease (Increase) in Trading Assets	(2,276,859)
Increase (Decrease) in Trading Liabilities	1,669,403
Decrease (Increase) in Derivatives other than for Trading Assets	(667,559)
Increase (Decrease) in Derivatives other than for Trading Liabilities	432,528
Decrease (Increase) in Loans and Bills Discounted	438,776
Increase (Decrease) in Deposits	(1,358,266)
Increase (Decrease) in Negotiable Certificates of Deposit	1,668,990
Increase (Decrease) in Debentures	(715,000)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(3,629,024)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(82,744)
Decrease (Increase) in Call Loans, etc.	(516,068)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	422,641
Increase (Decrease) in Call Money, etc.	1,102,081
Increase (Decrease) in Commercial Paper	137,378
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	3,209,555
Decrease (Increase) in Foreign Exchange Assets	(81,349)
Increase (Decrease) in Foreign Exchange Liabilities	3,257
Increase (Decrease) in Short-term Bonds (Liabilities)	(14,700)
Increase (Decrease) in Bonds and Notes	(44,351)
Increase (Decrease) in Due to Trust Accounts	(48,425)
Interest and Dividend Income - cash basis	720,145
Interest Expenses - cash basis	(163,790)
Other - net	(362,049)

Subtotal	(15,142)

Cash Refunded (Paid) in Income Taxes	(13,002)

Net Cash Provided by (Used in) Operating Activities	¥(28,145)

	Millions of yen
	For the six months ended September 30, 2011
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(51,337,820)
Proceeds from Sale of Securities			38,313,708
Proceeds from Redemption of Securities			9,751,477
Payments for Increase in Money Held in Trust			(17,335)
Proceeds from Decrease in Money Held in Trust			64,495
Payments for Purchase of Tangible Fixed Assets			(18,554)
Payments for Purchase of Intangible Fixed Assets			(46,466)
Proceeds from Sale of Tangible Fixed Assets			4,478
Proceeds from Sale of Intangible Fixed Assets			0
Payments for Purchase of Stocks of Subsidiaries			(294)
Proceeds from Sale of Stocks of Subsidiaries			14,838

Net Cash Provided by (Used in) Investing Activities			(3,271,471)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money			8,000
Repayments of Subordinated Borrowed Money			(34,015)
Proceeds from Issuance of Subordinated Bonds			65,000
Payments for Redemption of Subordinated Bonds			(188,990)
Proceeds from Issuance of Common Stock			701
Proceeds from Investments by Minority Shareholders			238
Repayments to Minority Shareholders			(52,020)
Cash Dividends Paid			(139,653)
Cash Dividends Paid to Minority Shareholders			(66,369)
Payments for Repurchase of Treasury Stock			(2)
Proceeds from Sale of Treasury Stock			1,718

Net Cash Provided by (Used in) Financing Activities			(405,394)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			1,894

Net Increase (Decrease) in Cash and Cash Equivalents			(3,703,116)

Cash and Cash Equivalents at the beginning of the period			9,182,461

Cash and Cash Equivalents at the end of the period	¥	*1	5,479,344

(CHANGE IN PRESENTATION OF FINANCIAL STATEMENTS)

For the six months ended September 30, 2011

(Consolidated Statement of Income)

Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses” in some domestic consolidated trust bank subsidiary until the previous period, have been recorded as “Fee and Commission Expenses” beginning with this interim period, from the standpoint that we should disclose our financial information which reflects economic conditions more clearly in a manner that actively responds to our profits, after turning the relevant trust bank subsidiary into a wholly-owned subsidiary of MHFG.

In order to reflect the change in presentation of financial statements, reclassification of interim consolidated financial statements for the six months ended September 30, 2010 has been made accordingly. As a result, “Fee and Commission Expenses” ¥51,976 million and “General and Administrative Expenses” ¥639,393 million presented in interim consolidated financial statements of income as of September 30, 2010 have been reclassified as “Fee and Commission Expenses” ¥56,171 million and “General and Administrative Expenses” ¥635,198 million.

(NOTES)

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of September 30, 2011

1. Securities include shares of ¥205,730 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2. Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,198 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥7,979,875 million and securities neither repledged nor re-loaned was ¥2,290,198 million, respectively.

3. Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥32,992 million and Non-Accrual Delinquent Loans of ¥614,401 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More: ¥20,534 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans: ¥566,532 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,234,460 million.

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥724,159 million.

8. The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥7,714,564 million
Securities:	¥18,267,899 million
Loans and Bills Discounted:	¥8,612,388 million
Other Assets:	¥127,315 million
Tangible Fixed Assets:	¥110 million

The following liabilities were collateralized by the above assets:

Deposits:	¥697,042 million
Call Money and Bills Sold:	¥1,770,800 million
Payables under Repurchase Agreements:	¥4,794,748 million
Guarantee Deposits Received under Securities Lending Transactions:	¥8,617,365 million
Borrowed Money:	¥10,587,402 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥15,421 million, Trading Assets of ¥179,302 million and Securities of ¥2,284,122 million and Loans and Bills Discounted of ¥75,647 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets include guarantee deposits of ¥106,585 million, collateral pledged for derivatives transactions and others of ¥266,833 million, margins for futures transactions of ¥53,430 million and other guarantee deposits of ¥36,254 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. As a result there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥59,591,701 million. Of this amount, ¥52,320,615 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take the necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets amounted to ¥809,761 million.

12. Borrowed Money includes subordinated borrowed money of ¥618,426 million with a covenant that performance of the obligation is subordinated to that of other obligations.

13. Bonds and Notes include subordinated bonds of ¥1,571,815 million.

14. The principal amount of money trusts with contracts indemnifying the principal amount, which is entrusted to domestic consolidated trust banking subsidiaries is ¥798,116 million.

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥982,831 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the six months ended September 30, 2011

1. Other Ordinary Income includes gains on sales of stocks of ¥38,127 million, gains on recovery of written-off claims of ¥15,934 million and gains on reversal of reserves for possible losses on loans of ¥12,392 million.

2. Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥69,312 million, losses on sales of stocks of ¥28,060 million, expenses related to resolution of housing loan companies of ¥20,854 million and losses on write-offs of loans of ¥19,326 million.

3. Extraordinary Gains includes gains on negative goodwill of ¥91,180 million incurred as a result of turning the securities subsidiaries into wholly-owned subsidiaries.

4. Extraordinary losses includes losses on disposition of fixed assets of ¥1,967 million, special retirement payment in the securities subsidiary of ¥1,280 million and losses on impairment of fixed assets of ¥1,029 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the six months ended September 30, 2011

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

as of September 30, 2011	Millions of yen
Cash and Due from Banks	¥6,163,627
Due from Banks excluding central banks	(684,283)

Cash and Cash Equivalents	¥5,479,344

2. Significant non-fund transaction:

Transaction as a result of turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Investors Securities Co., Ltd. into wholly-owned subsidiaries by means of the share exchange.

Millions of yen
Increase in Capital	¥73,247
Increase in Capital Surplus	171,575
Increase in Treasury Stock	13,318
Amount of additionally acquired shares of the subsidiaries	231,504

(SECURITIES)

*1.	In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*2.	“Stocks of Subsidiaries and Affiliates” is stated as a note to the financial statements.

For the six months ended September 30, 2011

1. Bonds Held to Maturity (as of September 30, 2011)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	1,400,603	1,412,628	12,024
	Japanese Corporate Bonds	1,003	1,006	2
	Sub-total	1,401,606	1,413,634	12,027
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	100,063	99,950	(113)
	Sub-total	100,063	99,950	(113)

Total		1,501,670	1,513,584	11,913

2. Other Securities (as of September 30, 2011)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	1,025,514	707,336	318,177
	Bonds	23,139,314	23,043,644	95,670
	Japanese Government Bonds	20,369,456	20,321,675	47,780
	Japanese Local Government Bonds	202,262	199,133	3,128
	Japanese Corporate Bonds	2,567,596	2,522,835	44,760
	Other	4,982,065	4,860,208	121,856
	Foreign Bonds	4,183,708	4,106,292	77,415
	Other Debt Purchased	463,871	444,314	19,556
	Other	334,485	309,601	24,884
	Sub-total	29,146,894	28,611,189	535,704
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	1,273,970	1,637,866	(363,895)
	Bonds	11,889,453	11,937,061	(47,607)
	Japanese Government Bonds	10,529,842	10,537,526	(7,683)
	Japanese Local Government Bonds	36,136	36,241	(104)
	Japanese Corporate Bonds	1,323,474	1,363,293	(39,819)
	Other	4,177,437	4,459,349	(281,911)
	Foreign Bonds	2,954,880	3,018,319	(63,438)
	Other Debt Purchased	470,888	494,671	(23,783)
	Other	751,669	946,358	(194,688)
	Sub-total	17,340,862	18,034,277	(693,414)

Total		46,487,757	46,645,466	(157,709)

(Note) Unrealized Gains (Losses) includes ¥12,484 million (of loss), which was recognized in the statement of income by applying the fair-value hedge method.

3. Impairment (“Devaluation”) of Securities

Securities (excluding Trading Securities ) which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥77,339 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost
Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

For the six months ended September 30, 2011

1.	Money Held in Trust Held to Maturity (as of September 30, 2011)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2011)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	928	999	(70)	—	(70)

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(BUSINESS SEGMENT INFORMATION)

For the six months ended September 30, 2011

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic )

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International )

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others )

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC ]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

[Others ]

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

[The Global Retail Group]

[MHBK ]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking )

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking )

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others )

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management, DIAM and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses (non-recurring losses)” in some domestic consolidated trust bank subsidiary until the previous period, have been recorded as “Gross Profits (excluding the amounts of credit costs of trust accounts)” beginning with this interim period, from the standpoint that we should disclose our financial information which reflects economic conditions more clearly in a manner that actively responds to our profits, after turning the relevant trust bank subsidiary into a wholly-owned subsidiary of MHFG.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB				MHSC	Others		MHBK				MHIS	Others		MHTB	Others
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others						Others	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	227,284	190,041	83,400	44,700	61,941	(2,865)	40,107	291,690	272,644	121,300	128,600	22,744	380	18,666	21,892	21,387	504	(5,718)	535,149
Net noninterest income	244,493	157,692	57,800	29,800	70,092	63,788	23,011	135,029	109,574	15,400	58,200	35,974	21,040	4,415	64,453	40,966	23,486	11,416	455,392

Total	471,777	347,734	141,200	74,500	132,034	60,923	63,119	426,720	382,218	136,700	186,800	58,718	21,420	23,081	86,346	62,354	23,991	5,698	990,542

General and administrative expenses (excluding Non-Recurring Losses)	229,244	116,834	44,800	32,300	39,734	76,798	35,611	303,063	276,263	120,100	110,300	45,863	20,569	6,230	59,550	39,676	19,874	6,933	598,792

Others	(26,210)	—	—	—	—	—	(26,210)	(7,403)	—	—	—	—	—	(7,403)	(933)	—	(933)	(5,775)	(40,322)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	216,322	230,899	96,400	42,200	92,299	(15,874)	1,297	116,253	105,954	16,600	76,500	12,854	850	9,447	25,861	22,677	3,184	(7,011)	351,426

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) are reported instead of sales reported by general corporations.
(2)	“Others ”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	990,542
Other Ordinary Income	84,210
General and Administrative Expenses	(636,777)
Other Ordinary Expenses	(181,507)
Ordinary Profits recorded in Consolidated Statements of Income	256,467

(2) Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	351,426
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(37,984)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(19,954)
Net Gains (Losses) related to Stocks	(60,616)
Net Extraordinary Gains (Losses)	87,166
Other	23,596

Income before income taxes and minority interests recorded in Consolidated Statements of Income	343,634

[Related Information]

For the six months ended September 30, 2011

1.	Information by region

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia & Oceania	Total
1,119,748	78,695	72,292	73,590	1,344,326

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income is presented in lieu of Sales as utilized by non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries (excluding overseas branches), Americas includes that of consolidated subsidiaries (including overseas branches) located in the United States of America, Canada, etc., Europe includes that of consolidated subsidiaries (including overseas branches) located in the United Kingdom, etc., and Asia/Oceania includes that of consolidated subsidiaries (including overseas branches) located in Hong Kong, the Republic of Singapore, etc.

(2)	Tangible Fixed Assets

Record of tangible fixed assets is omitted on the grounds that the amount of tangible fixed assets of our group located in Japan exceeds 90% of the amount of tangible fixed assets recorded in Consolidated Balance Sheets.

2.	Information by major customer

Record of information by major customer is omitted on the grounds that none of Ordinary income from specific customers accounts for more than 10% of Ordinary income recorded in Consolidated Statements of Income.

[Information on Losses on impairment of fixed assets by reportable segment]

For the six months ended September 30, 2011

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK				MHIS	Others		MHTB	Others
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others
Losses on impairment of fixed assets	185	185	—	—	185	—	—	841	841	—	—	841	—	—	2	2	—	—	1,029

[Information on Amortization of goodwill and unamortized balance by reportable segment]

For the six months ended September 30, 2011
(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others
Amortization of Goodwill during this interim period	100	—	—	—	—	—	100	—	—	—	—	—	—	—	—	—	—	1,100	1,201
Balance as of the end of this interim period	1,914	—	—	—	—	—	1,914	—	—	—	—	—	—	—	—	—	—	58,258	60,173

[Information on Gains on negative goodwill incurred by reportable segment]

For the six months ended September 30, 2011
(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB							MHBK				MHIS	Others
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corporate banking	Trading and others				MHTB	Others
Gains on negative goodwill incurred	89,100	—	—	—	—	—	89,100	6,135	—	—	—	—	—	6,135	—	—	—	(4,055)	91,180

(MATTERS RELATED TO COMBINATION AND OTHERS)

1. Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHTB into a wholly-owned subsidiary of MHFG by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHTB became a wholly-owned subsidiary of MHFG.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

Name of the wholly-owned subsidiary in the share exchange	Mizuho Trust & Banking Co., Ltd.
Purpose of business	Trust and banking business
Effective date of the share exchange	September 1, 2011
Legal method of the share exchange	The share exchange in which MHFG became a wholly-owning parent and MHTB became a wholly-owned subsidiary pursuant to Article 767 of the Company Law
Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Our Group (“Mizuho”) has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHTB into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), goodwill has been incurred.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHTB	¥95,615 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥212 million
Acquisition cost:		¥95,827 million

(4) Share allotment ratio, calculation method, and number of shares delivered

Share allotment ratio

Company Name	MHFG (wholly-owning parent company in the share exchange)	MHTB (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.54

Calculation method

MHFG and MHTB engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) and J.P. Morgan Securities Japan Co., Ltd. (“J.P. Morgan”) and with consideration for MHFG’s and MHTB’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHTB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHTB, and MHFG and MHTB resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

Number of shares delivered:

Shares of common stock of MHFG: 824,271,984 shares

(5) Amount, cause, amortization method, and amortization period of goodwill incurred

Amount of goodwill incurred: ¥58,258 million

Cause:

Difference between MHFG’s increase in shares of stock corresponding to MHTB which became a wholly-owned subsidiary and the acquisition cost

Amortization method and amortization period 20 years under the straight-line method

2. MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Securities Co., Ltd. (“MHSC”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHSC into a wholly-owned subsidiary of MHCB by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHSC became a wholly-owned subsidiary of MHCB.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

Name of the wholly-owned subsidiary in the share exchange	Mizuho Securities Co., Ltd.
Purpose of business	Financial instruments business
Effective date of the share exchange	September 1, 2011
Legal method of the share exchange	The share exchange in which MHCB became a wholly-owning parent and MHSC became a wholly-owned subsidiary pursuant to Article 767 of the Company Law
Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHSC into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), negative goodwill has been incurred.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHSC	¥110,336 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥42 million
Acquisition cost:		¥110,379 million

(4) Share allotment ratio, calculation method, and number of shares delivered

Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHCB, which is a wholly-owning parent company in the share exchange)	MHSC (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	1.48

Calculation method

MHFG, MHCB and MHSC engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHSC’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHCB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHSC determined that the share exchange ratio set forth above was beneficial to the shareholders of MHSC, and MHFG, MHCB and MHSC resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

Number of shares delivered:

Shares of common stock of MHFG: 951,166,005 shares

(5) Amount and cause of negative goodwill incurred

Amount of negative goodwill incurred: ¥85,401 million

Cause:

Difference between MHCB’s increase in shares of stock corresponding to MHSC which became a wholly-owned subsidiary and the acquisition cost

3. MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Investors Securities Co., Ltd. (“MHIS”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHIS into a wholly-owned subsidiary of MHBK by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHIS became a wholly-owned subsidiary of MHBK.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

Name of the wholly-owned subsidiary in the share exchange	Mizuho Investors Securities Co., Ltd.
Purpose of business	Financial instruments business
Effective date of the share exchange	September 1, 2011
Legal method of the share exchange	The share exchange in which MHBK became a wholly-owning parent and MHIS became a wholly-owned subsidiary pursuant to Article 767 of the Company Law

Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHIS into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), negative goodwill has been incurred.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHIS	¥37,460 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥36 million
Acquisition cost:		¥37,497 million

(4) Share allotment ratio, calculation method, and number of shares delivered

Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHBK, which is a wholly-owning parent company in the share exchange)	MHIS (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.56

Calculation method

MHFG, MHBK and MHIS engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHIS’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHBK determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHIS determined that the share exchange ratio set forth above was beneficial to the shareholders of MHIS, and MHFG, MHBK and MHIS resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

Number of shares delivered

Shares of common stock of MHFG: 322,928,897 shares

(5) Amount and cause of negative goodwill incurred

Amount of negative goodwill incurred: ¥5,778 million

Cause:

Difference between MHBK’s increase in shares of stock corresponding to MHIS which became a wholly-owned subsidiary and the acquisition cost

(Subsequent Events)

Mizuho Financial Group, Inc. (“MHFG”), as publicly announced on September 16, 2011 in the “Actions toward Integration by Merger, etc., between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.,” made a determination to proceed with the consideration of, and preparation for the actions regarding, the specific method of integration and the detailed schedule, etc., in order to realize the integration between the two banks by merger, etc. MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) determined, at their respective meetings of the board of directors held on November 14, 2011, to conduct a merger between MHBK and MHCB, each a wholly-owned subsidiary of MHFG, on the assumption that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, and MHFG, MHBK and MHCB signed a memorandum of understanding for the further consideration and discussion of the details.